SECURITIES AND EXCHANGE COMMISSION

[Release No. IC- 32048; File No. 812-14430]

NexPoint Capital, Inc., <u>et al.</u>; Notice of Application

March 24, 2016

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application for an order under section 17(d) and section 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 17(d) and section 57(a)(4) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit a business development company ("BDC") and a closed-end management investment company to co-invest in portfolio companies with each other and with certain affiliated investment funds.

<u>Applicants</u>: NexPoint Capital, Inc. ("NexPoint Capital"), NexPoint Credit Strategies Fund ("NHF") (each of NexPoint Capital and NHF, an "Existing Investment Company" and collectively, the "Existing Investment Companies"), NexPoint Advisors, L.P. ("NexPoint Advisors"), Highland Multi Strategy Credit Fund, L.P. ("HMSCF") and Highland Capital Healthcare Partners (Master), L.P. ("HCHP" and, collectively with HMSCF, the "Existing Private Funds"), Highland Capital Management, L.P., Highland Capital Healthcare Advisors, L.P. and Acis Capital Management, L.P. (each, a "Current Adviser to Private Funds" and, collectively, the "Current Advisers to Private Funds," and, the Current Advisers to Private Funds collectively with the Existing Investment Companies, NexPoint Advisors and the Existing Private Funds, the "Applicants").

<u>Filing Dates</u>: The application was filed on March 6, 2015 and amended on August 28, 2015, December 21, 2015, March 11, 2016, and March 18, 2016.